

January 22, 2013

Via Facsimile
Mr. Kam Shah
Chief Executive Officer
Bontan Corporation
47 Avenue Road, Suite 200
Toronto, Ontario
Canada M5R 2G3

    Re: Bontan Corporation
              Form 20-F for Fiscal Year Ended March 31, 2012
              Filed July 25, 2012
              File No. 0-30314

Dear Mr. Shah

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Ethan Horowitz

                       Ethan Horowitz
                       Branch Chief